

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2011

VIA U.S. MAIL

Eric J. Watson
Chief Executive Officer
Cullen Agricultural Holding Corp.
1431 N. Jones Plantation Road
Millen, Georgia 30442

> **Re:** **Cullen Agricultural Holding Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 7, 2010**
> **File No. 333-170165**

Dear Mr. Watson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   The amendment includes new disclosure and entries in the fee table which purport to add to the registration statement securities which were sold after the date that the initial registration statement was filed with the Commission on October 27, 2010. The resale of any such securities must be registered on a new registration statement. Therefore, please remove all such securities from the registration statement. Also obtain and file a new

opinion of counsel to reflect the correct number of securities, and make corresponding changes throughout the prospectus.

2.   We note your response to prior comment 2 from our letter to you dated November 23, 2010. Provide updated disclosure which describes the current status of any efforts to "explore the possibility of disposing of the remaining acres" or to "explore alternative opportunities … unrelated to forage and animal sciences and farming systems…." Also discuss whether there have been any subsequent negotiations related to any possible additional changes to the terms of the promissory note, which currently is due on January 20, 2011.

3.   Revise to provide clear and consistent disclosure regarding your agreements to sell land. For example, it is not clear whether you are referring to different "unrelated parties" in the two such references which appear in the revised disclosure in the third paragraph under MD&A, Overview at page 29. In that regard, we also note the related disclosure at page 32 and the unusual new disclosure in Note 4 at page F-31. The Note 4 disclosure refers to a loss despite text which suggests that a gain should have been reflected. In addition to making textual revisions, consider including tabular disclosure to identify and distinguish among each of the various referenced sales which (1) has taken place; (2) remains pending; and (3) has been canceled.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

  Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: David Alan Miller, Esq.
        Graubard Miller
        (212) 818-8881 (fax)